[LETTERHEAD OF KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP]

November 29, 2007

Via Edgar and Federal Express

Pamela A. Long Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-6010

Re:	China Architectural Engineering, Inc. Registration Statement on Form S-1 Filed October 22, 2007 File No. 333-146851

Ladies and Gentlemen:

On behalf of China Architectural Engineering, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Pre-Effective Amendment No. 1 on Form S-1/A (“Amendment No. 1”) to registration statement that was originally filed on Form S-1 on October 22, 2007 (“Original Filing”). We are also forwarding to you via Federal Express three courtesy copies of this letter and Amendment No. 1, in a clean and marked version to show changes from the Original Filing. We have been advised that changes in Amendment No. 1 compared against the Original Filing, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of the Original Filing, the Commission issued a comment letter dated November 5, 2007. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Registration Statement's Facing Page

1.
Comment: Although disclosure indicates that China Architectural Engineering, Inc. or CAEI is registering 800,000 bond warrants for resale by a selling securityholder, disclosure is unclear whether CAEI is registering the exercise of the warrants by purchasers of the warrants in this offering. Please revise to clarify.

Response: We respectfully note your comment and supplementally inform you that the Company is registering the exercise of warrants by purchasers of the warrants in this offering. We have revised the disclosures accordingly.

Selling Security Holders, page 61

2.
Comment: Describe briefly how each selling security holder acquired the securities being registered for resale. We note the disclosure that ABN AMRO acquired the bonds and bond warrants that it is reselling in a financing transaction on April 12, 2007.

Pamela A. Long
November 29, 2007

Response: We respectfully note your comment and have revised the disclosures in the selling security holders section accordingly.

3.
Comment: Confirm that FirstAlliance Financial Group, Inc. is not a broker-dealer or a broker-dealer's affiliate. We note the disclosure under "Plan of Distribution "on page 84 that ABN AMRO, a broker-dealer's affiliate, acquired the securities being resold in the ordinary course of business and had no agreement or understanding, directly or indirectly, with any person to distribute these securities.

Response: We respectfully note your comment and supplementally inform you that we have been advised by FirstAlliance Financial Group, Inc. that it is not a broker-dealer or an affiliate of a broker-dealer.

Exhibit Index

4.
Comment: Disclosure indicates that CAEI intends to file by amendment some exhibits, including the legal and tax opinions. Allow us sufficient time to review the exhibits before requesting the registration statement's effectiveness.

Response: We respectfully note your comment and have attached the outstanding exhibits to the registration statement.

Please do not hesitate to contact Anh Q. Tran, Esq. at (310) 552-5083 or the undersigned at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti, Esq.

Thomas J. Poletti, Esq.

cc:	Luo Ken Yi, China Architectural Engineering, Inc.
Edward M. Kelly, U.S. Securities and Exchange Commission